Golden Queen Mining Co. Ltd.
6411 Imperial Avenue
Vancouver, BC V7W 2J5

January 16, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: Tia L. Jenkins

Dear Madame:

Re:	Form 10-K for Fiscal Year Ended December 31, 2011
Definitive 14A Filed April 27, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
File No. 000-21777

We write further to your letter dated December 18, 2012, which was received by us by email on January 14, 2013. We are currently in the process of preparing a response letter and consequent amendments to our filings to address your comments.

We anticipate responding to the U.S. Securities and Exchange Commission within fourteen (14) days of this letter.

We trust the foregoing is satisfactory.

Yours truly,

GOLDEN QUEEN MINING CO. LTD.

Per:	/s/ Lutz Klinmgann
Lutz Klingmann, President